MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

August 20, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ronald E. Alper, Esq.

 Staff Attorney

Re:

Mustang Geothermal Corp.

Preliminary Information Statement on Schedule 14C

Filed July 9, 2012

Your Letter dated: August 16, 2012

File No. 000-50191

Dear Mr. Alper:

Thank you for your comment letter dated August 16, 2012 (the “Comment Letter”), with respect to the above-captioned Preliminary Information Statement on Schedule 14C for Mustang Geothermal Corp., a Nevada corporation (the “Company”). The Company retained this office to respond to your comments, which follow below in the order of your Comment Letter, with the Company’s responses set forth below.

Item 1. Information Required by Items of Schedule 14A, page 3

1.

We note your response to comment 1 in our letter dated July 24, 2012. Please revise to further clarify the significance of the transaction. For example, it appears that due to their indirect ownership of Mustang Geothermal Corp and North Homestake Mining Company, Messrs. Bachman and Aberle, currently de minimis shareholders, will acquire substantially controlling interests after closing. See Item 14(b)(1) of Schedule 14A.

Response 1: Your comment is noted. Included with this letter please find a red lined version of the Preliminary Information Statement. Amended disclosures related to Item 14(b)(1) – The Summary Term Sheet – is included beginning on page 3. Please note the names and address of the natural persons with sole voting power over the entity shareholders voting to approve the transaction are noted. Further, the Company included a detailed discussion of the background circumstances leading to its decision to consider entering into the transaction; its decision making process in determining whether the transaction was desirable and feasible; the approval of the transaction and its terms by the Company’s board of directors and its shareholders; and, the significant effects of the closing of the transaction on the Company and its shareholders as a result of dilution to present shareholders, control issues concerning Messrs. Bachman and Aberle controlling 89.08% of the Company post-closing of the transaction; and the possible anti-take over effects of the matter.

U.S. Securities and Exchange Commission

August 20, 2012

Security Ownership of Certain Beneficial Owners and Management as of February 15, 2012, and Post-Closure of the Common Stock Share Exchange Agreement, page 15

2.

We note your response to comment 2 in our letter dated July 24, 2012. Please disclose the natural person(s) with ultimate voting or investment control over the shares held by the entities identified in the tables. Refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations located at the Commission website, www.sec.gov.

Response 2: Your comment is noted. The names and addresses of the natural persons and sole owners with voting and investment power over 100% of the issued and outstanding shares of the entities voting in favor of the transaction are included in the tables setting forth beneficial ownership of certain owners both before and after the transaction closes on page . Further, and as noted above in Response 1, the names and addresses were also included in the Summary Term Sheet.

Please let us know if you have any further questions. We would appreciate if you would advise us at your earliest convenience if any further changes may be necessary to our filings so that we may proceed to file the definitive proxy statement as soon as possible.

Sincerely,

/s/ Tad Mailander

Tad Mailander

COMPANY CERTIFICATION

The Company acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Richard Bachman

Richard Bachman, Chairman of the Board of Directors, President,

Chief Executive Officer, Chief Financial Officer.